Press Release
For Immediate Release
For Details Contact:                             40W267 Keslinger Road
Edward J. Richardson        Kathleen S. Dvorak            PO BOX 393
Chairman and CEO        EVP & CFO                LaFox, IL 60147-0393 USA
Phone: (630) 208-2340        (630) 208-2208                (630) 208-2200 | Fax: (630) 208-2550

RICHARDSON ELECTRONICS REPORTS FOURTH QUARTER AND FISCAL 2014 RESULTS
AND DECLARES QUARTERLY CASH DIVIDEND

LaFox, IL, July 23, 2014 Richardson Electronics, Ltd. (NASDAQ: RELL), today reported sales and earnings for its fourth quarter and fiscal year ended May 31, 2014. The Company also announced that its Board of Directors declared a $0.06 per share quarterly cash dividend.
Fiscal 2014 Results
Net sales for fiscal 2014 were $138.0 million, a 2.2% decrease compared to net sales of $141.1 million in the prior year. Gross margin was $41.0 million, or 29.7% of net sales during fiscal 2014, compared to $41.5 million, or 29.5% of net sales during fiscal 2013.
Operating expenses were $43.5 million for fiscal 2014, compared to $41.5 for fiscal 2013. Operating expenses included employee termination costs of $1.2 million, $1.1 million related to potential acquisitions, $0.4 million investment in new product development, and system implementation expenses of $0.8 million.
Operating loss of $4.2 million in fiscal 2014 included a goodwill impairment charge of $1.7 million.
Loss from continuing operations for fiscal 2014 was $0.3 million, compared to income of $0.5 million from continuing operations for fiscal 2013.
Cash provided by operating activities totaled $4.6 million for fiscal 2014, compared to cash provided by operating activities of $8.6 million in fiscal 2013.
Fourth Quarter Results
Net sales for the fourth quarter of fiscal 2014 were $35.4 million, a 0.6% increase compared to net sales of $35.2 million in the prior year. Sales for the Company's EDG business were up 3.8% while sales for its Canvys division were down 9.1%, compared to the prior year's quarter. Gross margin was $10.2 million, or 28.7% of net sales during the fourth quarter of fiscal 2014, compared to $10.2 million, or 29.1% of net sales during fiscal 2013.
Operating expenses were $12.4 million for the fourth quarter of fiscal 2014, compared to $11.8 million for the fourth quarter of fiscal 2013. The fourth quarter of fiscal 2014 operating expenses included employee termination costs of $1.2 million, $0.5 million related to potential acquisitions, $0.2 million investment in new product development, and system implementation expenses of $0.5 million.
Operating loss for the fourth quarter of fiscal 2014 was $3.9 million compared to operating loss of $1.6 million for the fourth quarter of fiscal 2013. The fiscal 2014 fourth quarter operating loss included a $1.7 million goodwill impairment charge.
Loss from continuing operations for the fourth quarter of fiscal 2014 was $2.8 million compared to loss from continuing operations for the fourth quarter of fiscal 2013 of $1.4 million.

FINANCIAL SUMMARY – FISCAL 2014

•	Net sales for fiscal 2014 were $138.0 million, down 2.2%, compared to net sales of $141.1 during fiscal 2013.

•	Gross margin increased to 29.7% during fiscal 2014 compared to 29.5% during fiscal 2013.

•	Selling, general, and administrative expenses increased to $43.5 million, or 31.5% of net sales, for fiscal 2014 compared to $41.5 million, or 29.4% of net sales, for fiscal 2013.

•	Operating loss during fiscal 2014 was $4.2 million compared to breakeven for fiscal 2013.

•
Other income for fiscal 2014 was $3.5 million compared to other income of $0.6 million for fiscal 2013. Other income for fiscal 2014 included $2.5 million of proceeds from a class action lawsuit settlement.

•	Loss from continuing operations during fiscal 2014 was $0.3 million versus income of $0.5 million during fiscal 2013.

•
Loss from discontinued operations, net of tax, was $0.2 million during fiscal 2014 compared to income from discontinued operations, net of tax, of $0.8 million during fiscal 2013, or $0.05 per diluted common share.

•	Net loss during fiscal 2014 was $0.5 million compared to net income of $1.2 million, or $0.08 per diluted common share, during fiscal 2013.

FINANCIAL SUMMARY ─ FOURTH QUARTER

•	Net sales for the fourth quarter of fiscal 2014 were $35.4 million, up 0.6%, compared to net sales of $35.2 million during the fourth quarter of fiscal 2013.

•	Gross margin decreased to 28.7% during the fourth quarter of fiscal 2014 compared to 29.1% during last year's fourth quarter.

•
Selling, general, and administrative expenses increased to $12.4 million, or 35.1% of net sales for the fourth quarter of fiscal 2014 compared to $11.8 million for the fourth quarter of fiscal 2013, or 33.7% of net sales.

•	Operating loss during the fourth quarter of fiscal 2014 was $3.9 million compared to operating loss of $1.6 million for the fourth quarter of fiscal 2013.

•	Other income for the fourth quarter of fiscal 2014 was $0.2 million compared to income of $0.3 million for the fourth quarter of fiscal 2013.

•	Loss from continuing operations during the fourth quarter of fiscal 2014 was $2.8 million compared to loss from continuing operations for the fourth quarter of fiscal 2013 of $1.4 million.

•
Income from discontinued operations, net of tax, was $0.4 million during the fourth quarter of fiscal 2014 compared to income from discontinued operations, net of tax, of $1.2 million during the fourth quarter of fiscal 2013.

•	Net loss during the fourth quarter of fiscal 2014 was $2.5 million compared to net loss of $0.2 million during the fourth quarter of fiscal 2013.

CASH DIVIDEND
The Company also announced today that its Board of Directors declared a $0.06 quarterly dividend per share to holders of common stock and a $0.054 cash dividend per share to holders of Class B common stock. The dividend will be payable on August 22, 2014, to common stockholders of record on August 8, 2014.
“Cash and investments at the end of our fourth quarter were $136.0 million. As of today, the Company currently has 11.8 million outstanding shares of common stock and 2.2 million outstanding shares of Class B common stock. With our strong balance sheet, we are committed to returning value to our shareholders,” said Edward Richardson, Chairman, Chief Executive Officer, and President.

OUTLOOK
“We believe sales for fiscal 2015 will be in the range of $140 to $150 million. We will continue to use our cash and investments to make strategic acquisitions, invest in growth initiatives, and repurchase our stock.  During the last several years, our small strategic acquisitions have provided additional resources, customers, and knowledge-based support to EDG.
While the market for tubes has been declining, we have been able to increase our market share and improve our margins. We are taking costs out of EDG to enable us to dedicate resources to our growth initiatives. We are developing our own intellectual property and plan to grow sales in new markets, such as healthcare, while maximizing the use of our existing global customer base and infrastructure.  With an improving economy and continued attention to operating efficiencies, we are confident that our investments will result in higher sales growth and improved financial performance over the long term,” concluded Mr. Richardson.

CONFERENCE CALL INFORMATION
On Thursday, July 24, 2014, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Kathleen S. Dvorak, Chief Financial Officer, will host a conference call to discuss the Company's fourth quarter results for fiscal 2014. A question and answer session will be included as part of the call's agenda. To listen to the call, please dial (888) 339-2688 and enter passcode 77103118 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 11:59 p.m. CT on July 24, 2014, for seven days. The telephone numbers for the replay are (USA) (888) 286-8010 and (International) (617) 801-6888; passcode 82510744.

FORWARD-LOOKING STATEMENTS
This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company's business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company's Annual Report on Form 10-K filed on July 26, 2013. The Company assumes no responsibility to update the “forward-looking” statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.
Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables, and customized display solutions serving customers in the alternative energy, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company's strategy is to provide specialized technical expertise and “engineered solutions” based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair. More information is available online at www.rell.com.
Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.
Consolidated Balance Sheets
(in thousands, except per share amounts)

	May 31, 2014	June 1, 2013
Assets
Current assets:
Cash and cash equivalents	$102,752	$102,002
Accounts receivable, less allowance of $581 and $1,092	18,354	18,268
Inventories	33,869	33,975
Prepaid expenses and other assets	1,089	1,155
Deferred income taxes	1,537	1,856
Income tax receivable	2,888	6,429
Investments - current	31,732	38,971
Discontinued operations - assets	18	303
Total current assets	192,239	202,959
Non-current assets:
Property, plant and equipment, net	7,223	5,073
Goodwill	—	1,519
Other Intangibles	843	908
Non-current deferred income taxes	1,724	1,398
Investments - non-current	1,516	5,461
Total non-current assets	11,306	14,359
Total assets	$203,545	$217,318
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$12,337	$14,255
Accrued liabilities	9,220	9,566
Discontinued operations - liabilities	7	245
Total current liabilities	21,564	24,066
Non-current liabilities:
Non-current deferred income taxes liability	5,691	6,726
Other non-current liabilities	1,315	1,287
Discontinued operations - non-current liabilities	130	—
Total non-current liabilities	7,136	8,013
Total liabilities	28,700	32,079
Commitments and contingencies	—	—
Stockholders’ equity
Common stock, $0.05 par value; issued 11,835 shares at May 31, 2014, and 12,263 shares at June 1, 2013	592	613
Class B common stock, convertible, $0.05 par value; issued 2,191 shares at May 31, 2014, and 2,491 shares at June 1, 2013	110	125
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	66,141	73,979
Common stock in treasury, at cost, 1 share at May 31, 2014, and 9 shares at June 1, 2013	(14)	(105)
Retained earnings	97,959	101,816
Accumulated other comprehensive income	10,057	8,811
Total stockholders’ equity	174,845	185,239
Total liabilities and stockholders’ equity	$203,545	$217,318

Richardson Electronics, Ltd.
Consolidated Statements of Comprehensive Income (Loss)
(in thousands, except per share amounts)

	Three Months Ended		Twelve Months Ended
	May 31, 2014	June 1, 2013	May 31, 2014	June 1, 2013
Statements of Comprehensive Income (Loss)
Net sales	$35,383	$35,183	$137,960	$141,066
Cost of sales	25,219	24,936	96,946	99,521
Gross profit	10,164	10,247	41,014	41,545
Selling, general, and administrative expenses	12,417	11,841	43,496	41,536
Impairment of goodwill	1,671	—	1,671	—
Loss on disposal of assets	—	—	—	(2)
Operating income (loss)	(3,924)	(1,594)	(4,153)	11
Other (income) expense:
Investment/interest income	(221)	(311)	(1,018)	(1,306)
Foreign exchange (gain) loss	(39)	40	84	760
Proceeds from legal settlement	—	—	(2,547)	—
Other, net	16	(23)	(20)	(85)
Total other income	(244)	(294)	(3,501)	(631)
Income (loss) from continuing operations before income taxes	(3,680)	(1,300)	(652)	642
Income tax provision (benefit)	(837)	119	(307)	160
Income (loss) from continuing operations	(2,843)	(1,419)	(345)	482
Income (loss) from discontinued operations, net of tax	368	1,238	(170)	766
Net income (loss)	(2,475)	(181)	(515)	1,248
Foreign currency translation gain (loss), net of tax	664	336	(1,216)	(1,508)
Fair value adjustments on investments gain (loss)	(1)	(16)	(30)	(30)
Comprehensive income (loss)	$(1,812)	$139	$(1,761)	$(290)
Net income (loss) per Common share - Basic:
Income (loss) from continuing operations	$(0.21)	$(0.10)	$(0.03)	$0.03
Income (loss) from discontinued operations	0.03	0.08	(0.01)	0.05
Total net income (loss) per Common share - Basic:	$(0.18)	$(0.02)	$(0.04)	$0.08
Net income (loss) per Class B common share - Basic:
Income (loss) from continuing operations	$(0.19)	$(0.09)	$(0.02)	$0.03
Income (loss) from discontinued operations	0.02	0.08	(0.01)	0.05
Total net income (loss) per Class B common share - Basic:	$(0.17)	$(0.01)	$(0.03)	$0.08
Net income (loss) per Common share - Diluted:
Income (loss) from continuing operations	$(0.21)	$(0.09)	$(0.03)	$0.03
Income (loss) from discontinued operations	0.03	0.08	(0.01)	0.05
Total net income (loss) per Common share - Diluted:	$(0.18)	$(0.01)	$(0.04)	$0.08
Net income (loss) per Class B common share - Diluted:
Income (loss) from continuing operations	$(0.19)	$(0.08)	$(0.02)	$0.03
Income (loss) from discontinued operations	0.02	0.08	(0.01)	0.05
Total net income (loss) per Class B common share - Diluted:	$(0.17)	$—	$(0.03)	$0.08
Weighted average number of shares:
Common shares - Basic	11,833	12,293	11,915	12,448
Class B common shares - Basic	2,191	2,696	2,250	2,790
Common shares - Diluted	11,833	15,122	11,915	15,372
Class B common shares - Diluted	2,191	2,696	2,250	2,790
Dividends per common share	$0.060	$0.060	$0.240	$0.240
Dividends per Class B common share	$0.054	$0.054	$0.220	$0.220

Richardson Electronics, Ltd.
Consolidated Statements of Cash Flows
(in thousands)

	Three Months Ended		Twelve Months Ended
	May 31, 2014	June 1, 2013	May 31, 2014	June 1, 2013
Operating activities:
Net income (loss)	$(2,475)	$(181)	$(515)	$1,248
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	298	274	1,094	1,057
Gain on sale of investments	(4)	(2)	(27)	(28)
Loss on disposal of assets	—	—	—	16
Share-based compensation expense	174	206	759	619
Deferred income taxes	(900)	161	(1,005)	145
Impairment of goodwill	1,671	—	1,671	—
Change in assets and liabilities, net of effect of acquired businesses:
Accounts receivable	1,693	1,337	195	1,814
Income tax receivable	752	371	3,541	143
Inventories	1,384	930	1,517	3,097
Prepaid expenses and other assets	230	(5)	96	(329)
Accounts payable	1,098	1,227	(2,072)	1,482
Accrued liabilities	1,805	1,255	(723)	960
Other non-current liabilities	435	(1,792)	133	(1,918)
Other	(111)	(29)	(51)	319
Net cash provided by operating activities	6,050	3,752	4,613	8,625
Investing activities:
Cash consideration paid for acquired businesses	—	—	(973)	(2,557)
Capital expenditures	(960)	(571)	(2,781)	(1,640)
Proceeds from sale of assets	—	—	—	4
Proceeds from maturity of investments	83,990	26,686	342,279	154,228
Purchases of investments	(82,150)	(377)	(331,023)	(82,898)
Proceeds from sales of available-for-sale securities	24	27	176	188
Purchases of available-for-sale securities	(24)	(27)	(176)	(188)
Other	1	68	98	68
Net cash provided by investing activities	881	25,806	7,600	67,205
Financing activities:
Repurchase of common stock	(14)	(3,474)	(8,739)	(15,024)
Proceeds from issuance of common stock	6	50	190	198
Cash dividends paid	(827)	(886)	(3,341)	(3,571)
Other	62	—	37	—
Net cash used in financing activities	(773)	(4,310)	(11,853)	(18,397)
Effect of exchange rate changes on cash and cash equivalents	(566)	(269)	390	676
Increase in cash and cash equivalents	5,592	24,979	750	58,109
Cash and cash equivalents at beginning of period	97,160	77,023	102,002	43,893
Cash and cash equivalents at end of period	$102,752	$102,002	$102,752	$102,002

Richardson Electronics, Ltd.
Net Sales and Gross Profit
For the Fourth Quarter and Fiscal 2014 and Fiscal 2013
(in thousands)

By Strategic Business Unit:

Net Sales
	Q4 FY 2014		Q4 FY 2013	% Change
EDG	$27,439		$26,447	3.8%
Canvys	7,944		8,736	(9.1)%
Total	$35,383		$35,183	0.6%

	FY 2014		FY 2013	% Change
EDG	$103,274		$102,593	0.7%
Canvys	34,686		38,473	(9.8)%
Total	$137,960		$141,066	(2.2)%

Gross Profit
	Q4 FY 2014	% of Net Sales	Q4 FY 2013	% of Net Sales
EDG	$8,105	29.5%	$8,094	30.6%
Canvys	2,059	25.9%	2,153	24.6%
Total	$10,164	28.7%	$10,247	29.1%

	FY 2014	% of Net Sales	FY 2013	% of Net Sales
EDG	$31,610	30.6%	$31,431	30.6%
Canvys	9,404	27.1%	10,114	26.3%
Total	$41,014	29.7%	$41,545	29.5%